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                          September 7, 2022

       Barbara Weber
       President and Chief Executive Officer
       Tango Therapeutics, Inc.
       201 Brookline Avenue, Suite 901
       Boston, MA 02215

                                                        Re: Tango Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 1,
2022
                                                            File No. 333-267224

       Dear Dr. Weber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences